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BAKER & MCKENZIE

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410 AOYAMA BUILDING
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02015386

FILE NO. 82-4750

January 23, 2002

SUPPL

02 FEB 25 AM 8:45

BY AIR MAIL

Mr. Paul Dudek, Chief
Mr. Rani Doyle
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
MAR 05 2002
THOMSON FINANCIAL

Q.P. CORPORATION
Documents required under Rule 12g-3(2)(b)
for Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to Q.P. Corporation (the "Company") with respect to its ADR program, enclose herewith English translation of the document of which contents were announced by the Company.

- Notice of Acquisition of the Company's Own Shares

Yours truly,

Hitoshi Sumiya

Encl.
cc: Q.P. Corporation
The Bank of New York

dlw 2/25

FILE NO. 82-4750

(Translation)

January 15, 2002

Dear Shareholders:

Name of the Company:	Q.P. CORPORATION
Name and Title of the Representative:	Gohsuke Ohyama President and Representative Director

(Code No. 2809; The first section of the Tokyo Stock Exchange)

Person to Contact:	Toshio Sakagami Senior Managing Director, General Manager, General Affairs Dept. (Tel. 03-3486-3331)

Notice of Acquisition of the Company's Own Shares

(Acquisition of the Company's own shares pursuant to Article 210 of the Commercial Code of Japan)

Notice is hereby given that Q.P. Corporation (the "Company"), at the meeting of its Board of Directors held on January 15, 2002, resolved that the Company would acquire its own shares pursuant to Article 210 of the Commercial Code of Japan, as described below:

Description

1. Reason for the acquisition of the Company's own shares:

To execute expedient capital policies in response to changes in the management environment.

2. Details of the acquisition (of shares to be acquired for the period up to the close of the Ordinary General Meeting of Shareholders relating to the first closing of accounts after this resolution):

(1)	Class of shares to be acquired:	Shares of common stock of the Company
(2)	Total number of shares to be acquired:	(Not exceeding) 1,800,000 shares Ratio thereof to the total number of issued shares: 1.16%
(3)	Aggregate acquisition price of shares:	(Not exceeding) ¥2,000,000,000

(Note) The details described above shall be subject to the approval and adoption of the "Proposition on the Acquisition of the Company's Own Shares" at the 89th Ordinary General Meeting of Shareholders of the Company to be held on February 22 (Friday), 2002.

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